Contact

www.linkedin.com/in/
melindahershon (LinkedIn)
hellophello.com/hi/melindahershon
(Portfolio)

Top Skills

Leadership
Negotiation
Sales

Certifications

Jodi Glickman on Pitching Yourself

Melinda Hershon

Sales & Revenue Operations Executive | Unlocking Business Potential
Little River, California, United States

Summary

My passion lies in reimagining the connection between people, technology, culture, and performance. By bringing these elements together, companies can unlock new opportunities and deliver the right results for their customers. My experience delivering the world's first Apple Watch to customers globally and bringing the first mixed-reality device to North American consumers has taught me the importance of balancing technology and human connection in driving business success.

Over the years, I have leveraged my expertise in technology and retail to lead business transformations for both Fortune 500 companies and venture startups. My focus on optimizing sales processes and revenue growth strategies has led to significant improvements in organizational efficiency and profitability. I am passionate about driving measurable results through a combination of strategic planning, data analysis, and innovative thinking. With a track record of success in sales and revenue operations, I am confident in my ability to help businesses thrive in today's fast-paced, technology-driven marketplace.

Experience

selfmade
Chief Commercial Officer (CCO)
December 2022 - Present (8 months)
San Francisco Bay Area

Oversaw the execution of the annual operating plan as well as commercial operations strategies involving wholesale, retail, supply chain, customer success, and order fulfillment/management. Provided data-driven business planning recommendations to the CEO for sales, revenue, CX, and marketing.
- Launched GTM and S&OP strategies to monetize and scale DTC and Saas business models, then developed B2B partnerships with Amazon and Urban Outfitters.

- Gained seed funding with revenue strategies, operational plans, future earnings projections, and P&L models.

M|E Consulting
Executive Business Consultant
January 2008 - February 2023 (15 years 2 months)

San Francisco Bay Area

Provided C-level business direction for planning, forecasting, market analysis, inventory management, and retail account retention. Developed GTM strategies and operational plans. Advisor to CEOs and founders on business strategy, organization structure, staffing plans, cost calculations, and pricing models. Coordinated scrum activities required for MVP and requirements for future releases.

Clients: Lexar Media, Charlotte Russe, Zobha, Dunseath & Associates, The.Site

Tools: Twilio, 100ms, AWS, Celigo, Jira, Confluence, MS Office (Excel, PowerPoint, etc.) Google Suite, Google Analytics, Amazon AWS, Amazon Seller Central, Smartsheets, Airtable.

Arlo Technologies, Inc.
Head of Sales Operations and Planning
December 2020 - December 2022 (2 years 1 month)

San Jose, California, United States

Reorganized the sales team and redefined corporate strategy and operations to support hardware and SaaS revenue growth. Built a new sales operations team, then drove cross-functional leaders to transform the forecast process and financial planning model, enhancing Anaplan, constructing analytics tools, optimizing investments, and improving Salesforce processes.

- Improved Arlo's forecast accuracy by 20% and reduced inventory and air freight costs by $50M+

Magic Leap
Head of Sales Operations and Planning
February 2018 - July 2020 (2 years 6 months)

Plantation, Florida

Launched a revolutionary AR spatial computer with a human-like AI assistant (Mica) across DTC, brick-and-mortar, wholesale, and enterprise as the Head of Commercial Operations. Hired and mentored leaders in sales, training, and commercialization, certifying 500+ sales associates.

- Negotiated terms to gain exclusive AT&T partnership with a 25-market strategy for Magic Leap’s 1st consumer-facing AR experience.
- Developed Magic Leap's consumer sales strategy, S&OP, and FP&A processes to drive demand and supply decisions leading to $280M in new funding from AT&T.

Tools: Amplitude, Google Analytics, Adobe Experience Cloud, Adobe Commerce Cloud, HubSpot, Salesforce, MS Dynamics.

Apple

5 years

WW Program Manager, Business Process Re-Engineering

November 2016 - February 2018 (1 year 4 months)

Cupertino, Califormia

Promoted to BPR to collaborate with executives and C-Suite leaders at Apple HQ. Redefined, approved, and executed the development of digital content delivery and planogram as the Head of BPR for product/NPI.
Led 8+ critical cross-functional projects to simplify API capabilities for back-end systems and developed front-end native app capabilities.
- Streamlined communications across 200K+ global retail locations after communicating sales initiatives, confirming B2B partner compliance and gathering customer feedback.
- Relaunched Apps globally, reducing feedback time for 10K+ sales associates from 6 months to 48 hours, especially in Asia.

Tools: Adobe Experience Manager (CRM), Sugar CRM, Apple MyMessage, Apple SFF, Apple Planogram Manager

Senior Manager, New Product Introduction

2013 - November 2016 (3 years)

Cupertino, CA

Spearheaded Apple’s New Product Introduction (NPI) process for “3D” demo products at 200K+ Apple retail stores. Developed a team of 20+ cross-functional collaborators to transform demos and merchandise. Formed a team of 5+ leaders to direct the Plan of Record for Apple Hero product categories and innovated the entire iPhone demo production/build process, saving $150M + in material, supply, and logistics costs.
- In 16 months, reducing the time to market from 18 to 3 weeks, re-engineering all processes (i.e., retail, marketing, supply/demand planning, logistics, operations, and sales) while managing disclosures.

- Successfully delivered the 1st Apple Watch launch in history leading to $3B in Q4 revenue from NPI.

Tools: Adobe Experience Manager (CRM), Sugar CRM, Apple MyMessage, Apple SFF, Apple Planogram Manager

Charlotte Russe

Director eCommerce Planning & Analytics

2009 - 2013 (4 years)

San Francisco, California

Oversaw e-commerce merchandise planning, inventory management, website development and analytics teams.

- Created a new online GTM strategy, consumer targeting, product matching, and demand generation.
- Doubled online sales contributions after relaunching the eCommerce platform.
- Quadrupled online business in four years by re-investing in growing categories and driving real-time promotions. Grew online contribution from 8 to 20% of total sales against a 4% industry standard.

Tools: Salesforce Commerce Cloud/Demandware by Salesforce, Adobe Experience Cloud, Adobe Analytics, MS Office, Zendesk.

Nike

Director Retail Stores Company Planning

February 2008 - September 2009 (1 year 8 months)

Directed newly formed Company Planning team responsible for budgeting, planning and merchandise forecasting at Nike Retail Stores. Created formal Open to Buy (OTB) process and tools to optimize revenue and gross margin results.

Old Navy

4 years

Director - Inventory Management

2006 - 2008 (2 years)

Led merchandise planning and allocation for Kids & Baby divisions ($2.5B), delivering the company's highest gross margin performance for baby apparel and accessories. Responsible for setting category and SKU targets, accountable for sales and gross margin growth and end-to-end inventory management performance.

Director - Company Planning
2004 - 2006 (2 years)

Led Quarterly Business Review process for Old Navy across all divisions; developed and delivered annual and long-range sales targets. Directed tops-down category planning team responsible for sales growth and inventory management for Women's, Men's and Canada divisions, contributing 60% of total revenue. Performed weekly President business reviews and forecasts, led department open-to-buy and Inventory Investment meetings. Prepped Investor Relations team on business strategies to report to the street.

HP

Product Marketing Manager
1995 - 2004 (9 years)
San Jose, California

E-Business Program Manager - Agilent Technologies
Business requirements lead for website development/transition from HP. Developed new Partner and Key Account portals with industry leading user provisioning and personalized content. Developed parametric search engine, new internal and external search optimization tools.

Worldwide Product Manager - Hewlett Packard Company
Managed cross-functional and regional teams to define business strategies and tactics for LED businesses, including the transition from incandescent to LED technology in the Transportation and Automotive Industries. Led "Penetrate Japan" Hoshin for for lamps and display products.

** Received five HP exemplary employee awards

Lite-On Sales and Distribution Inc.

National Distribution Sales Manager
1989 - 1995 (6 years)

Accountable for all sales through Electronics Distribution partners (Avnet, Future, Wyle, Sterling, etc.) and supporting Independent Sales reps. Negotiated contracts and inventory investments. Managed team of 6 accountable for customer success, applications engineering, product marketing and marcom.

Education

Marylhurst University

MBA, Business Administration, Sustainable Business

California State University, Chico

Bachelor of Science, Business Administration, Finance Emphasis

Stanford University

Certification, Stanford Advanced Project Management